UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2007

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

EXHIBIT INDEX

1. Notice of General and Extraordinary Shareholders Meeting and Proposal for Final Dividend

EXHIBIT 1

Rol. S.V.S. N° 4272

Santiago, March 23, 2007

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance

Re.: Notice of General and Extraordinary Shareholders Meeting and Proposal for Final Dividend

Dear Sir:

In accordance with Article 63 of the Corporations Law N° 18,046 and that stated in Communications Nº 614 and Nº 660 of said Superintendence of Securities and Insurance, we hereby inform as follows:

General and Extraordinary Shareholders Meeting Notice

The Board of Directors of AES Gener S.A., during its general meeting N° 515 held on March 21, 2007, agreed to call for an General Shareholders Meeting to be held on April 20, 2007, at 11:30 a.m., in the auditorium of the Consorcio Nacional de Seguros located at Av. El Bosque Sur N° 130, at the intersection with Napoleon Street, Las Condes, Santiago. Additionally, the company’s Board of Directors agreed to call for an Extraordinary Shareholders Meeting to be held immediately subsequent to the General Shareholders Meeting.

The matters to be considered are as follows:

General Shareholders’ Meeting:

1.	Approval of the Financial Statements and Annual Report for the fiscal year ended December 31, 2006, including the External Auditors report.;

2.	Net income distribution and dividend allocation and, in particular, a final dividend payment of $3.30 per share;

3.	Appointment of members of the Board of Directors;

4.
Determination of compensation for the members of the Board Committee, approval of the Committee and its advisors’ budget for 2007 and report of expenses and activities carried out by said Committee during 2006.

5.	Appointment of External Auditors for fiscal year 2007;

6.	Dividend policy;

7.	Operations report as per Article N° 44 of the Corporations Law N° 18,046; and

8.	Other issues inherent to this type of meeting.

Extraordinary Shareholders’ Meeting:

The matters to be considered are as follows:

1.	Approval of revised by-laws of AES Gener S.A.

2.	Adoption of all other agreements required to materialize the decisions approved at the Extraordinary Shareholders’ Meeting.

Participation in the Meetings and Proxies:

All shareholders who are registered with the Shareholder Registry (Registro de Accionistas) as of April 14, 2007, shall have the right to participate in this Meeting.

The proxy process, if applicable, shall be held the same day of the Meetings, from 11:00 to 11:30 a.m., at the same location. Final resolution, in such case, shall be adopted during the Meeting.

Final Dividend Proposal

In addition, in compliance with Communication N° 660 of said Superintendence, we hereby inform, as relevant information, that during the hereinbefore mentioned Board of Directors Meeting, in which the Regular Shareholders Meeting was called, the Board agreed to propose to the shareholders, the distribution of a final dividend of US$3.30 per share, to be charged to net income for the fiscal year ended December 31, 2006, to be paid as of April 30, 2007, to those shareholders registered with the Shareholder Registry (Registro de Accionistas) as of April 24, 2007.

Cordially,

                                                                                           Luis Felipe Cerón
                                                                                            Chief Executive Officer
                                                                                            AES Gener S.A.

cc:	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Calyon New York Branch
Fitch Ratings, Fitch Chile Clasificadora de Riesgo
Feller Rate Clasificadora de Riesgo
Comisión Clasificadora de Riesgo

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                Date: March 29, 2007

AES GENER S.A. (Registrant)

By:	/S/ FERNANDO ESCRICH

Name: Fernando Escrich Title: Chief Financial Officer